UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


--------------------------------------------------------------------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                       PURSUANT TO RULE 13A-16 OR 15D-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                    July 2004

                                Barclays PLC and
                               Barclays Bank PLC
                             (Names of Registrants)

                               54 Lombard Street
                                London EC3P 3AH
                                    England
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


                           Form 20-F x     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                                  Yes     No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):


--------------------------------------------------------------------------------


This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to General Instruction B to the General Instructions to Form 6-K.


--------------------------------------------------------------------------------


                                 EXHIBIT INDEX

Exhibit No.
----------

    1.  Director Shareholding dated 06 July 2004
    2.  Director Shareholding dated 07 July 2004
    3.  Property Index Certificate dated 14 July 2004
    4.  Director Shareholding dated 20 July 2004
    5.  Block Listing Application dated 21 July 2004


--------------------------------------------------------------------------------
Exhibit No. 1

                                                                     6 July 2004


         Notification of directors' interests: Companies Act 1985 s.329

1. The independent trustee of the Barclays Group (ESAS) Employees' Benefit Trust (the "ESAS Trust") notified the Company on 5 July 2004 that it had on 29 June 2004 exercised its discretion and released a total of 739,344 ordinary shares in Barclays PLC and on 30 June 2004 it purchased a total of 3,059,786 ordinary shares in Barclays PLC at a price of 476.79p per share. None of the shares released or purchased were in respect of an award made to a director of Barclays PLC.

2. The independent trustee of the Barclays Group (ESAS) Supplementary Trust (the "ESAS Supplementary Trust") notified the Company on 5 July 2004 that it had on 29 June 2004 released a total of 15,025 ordinary shares in Barclays PLC and on 30 June 2004 it purchased a total of 96,352 ordinary shares in Barclays PLC at a price of 476.78p per share. None of the shares released or purchased were in respect of an award made to a director of Barclays PLC.

Following these transactions, the trustees of all the Barclays Group employees' benefit trusts hold a total of 110,111,340 ordinary shares in Barclays PLC.
Sir Peter Middleton, Chairman, and the executive directors of Barclays are amongst the potential beneficiaries under these trusts and are therefore regarded for Companies Act purposes as being interested in the Barclays PLC ordinary shares held in them.

Exhibit No.2


                                                                     7 July 2004

         Notification of directors' interests: Companies Act 1985 s.329

The trustee of the Barclays Group Share Incentive Plan ("the SIP") informed the Company on 7 July 2004 it had purchased, and now held as bare trustee under the SIP, the following ordinary shares in the capital of Barclays PLC for the following directors at a price of 465.25p per share:

Director                    Number of Shares
Mr C J Lendrum                     27
Mr J S Varley                      27
Mr D L Roberts                     27
Mr G A Hoffman                     27

The revised total shareholding for each director following these transactions, is as follows:

Director          Beneficial     Non Beneficial
                    Holding         Holding
Mr C J Lendrum      231,542            -
Mr J S Varley       329,670            -
Mr D L Roberts      62,265             -
Mr G A Hoffman      133,324            -

In addition to the interests shown above, the trustees of all the Barclays Group employees' benefit trusts hold a total of 110,111,340 ordinary shares in Barclays PLC. Sir Peter Middleton, Chairman, and the executive directors of Barclays PLC are amongst the potential beneficiaries under these trusts and are therefore regarded for Companies Act purposes as being interested in the Barclays PLC ordinary shares held in them.

Exhibit No.3
                      BARCLAYS PROPERTY INDEX CERTIFICATES

                                     "PICs"

   Notification of Monthly Proxy Index and Monthly Proxy Capital Growth Index


                                                                           IPD Annual Capital           IPD Annual
                                                                             Growth Index (1)            Index (1)

Dec 2002 (as certified by IPD March 2003)                                      200.90647                853.53947
Dec 2003 (as certified by IPD February 2004)                                   208.76776                946.69827



                                                                         Monthly Proxy Capital        Monthly Proxy
                                                                            Growth Index (2)             Index (2)

May 2004 (as certified by IPD June 2004)                                         215.8                    1004.2
June 2004 (as certified by IPD July 2004)                                        218.9                    1023.9



                                                                             Capital Growth            Total Return

In month of June 2004                                                             1.4%                     2.0%
In 2004 to end June                                                               4.9%                     8.2%




Source: Investment Property Databank Limited ("IPD")



Notes

(1). The index referred to as the IPD "Annual Index" is the Investment
     Property Databank All Property (Standing Investments excluding Active Management) Annual Total Return Index. The IPD Annual Capital Growth Index is a component of the Annual Index and both are calculated by IPD from information held in its annual database which at 31st December 2003 contained information relating to individual properties having an aggregate value of approximately GBP105.1bn.


(2). IPD compiles monthly indices as proxies for the Annual Index (the
     "Monthly Proxy Index") and for the Annual Capital Growth Index (the "Monthly Proxy Capital Growth Index") for the preceding month. The Monthly Proxy Index and the Monthly Proxy Capital Growth Index are estimated by reference to information contained in the monthly database, which at the end of December 2003 contained information relating to individual properties having an aggregate value of approximately GBP17.4bn. As these indices are intended to be proxies for the Annual Index and the Annual Capital Growth Index, the constituent information is re-weighted by sector, property type and region to reflect the portfolio of properties used in the calculation of the Annual Index and the Annual Capital Growth Index.






Investment Property Databank Limited ("IPD") will not be liable to any holder of Barclays Property Index Certificates for any loss or damage as a result of any error in any of the above mentioned indices. This information has been prepared by IPD. Whilst it is deemed to be reliable, Barclays Bank PLC does not represent that such information is accurate or complete and it should not be relied upon as such. The prices of investments which trade in limited markets may go up or down.


Charles House, 5-11 Regent Street
London SW1Y 4LR
Telephone : 020- 7747 1700.
Fax : 020-7839 7460.
Contact : Simon Redman or
Andrew Thomson
July 14th 2004

Exhibit No.4


                                                                    20 July 2004


         Notification of directors' interests: Companies Act 1985 s.329

The independent trustee of the Barclays Group (ESAS) Employees' Benefit Trust (the "ESAS trust") notified the Company on 19 July 2004 that it had on 13 July 2004 exercised its discretion and released 26,337 ordinary shares in Barclays PLC to participants in the Executive Share Award Scheme ("ESAS"). The participants to whom the shares were released are not directors of Barclays PLC.

Following this transaction, the trustees of all the Barclays Group employees' benefit trusts hold a total of 110,085,003 ordinary shares in Barclays PLC. Sir Peter Middleton, Chairman, and the executive directors of Barclays PLC are amongst the potential beneficiaries under these trusts and are therefore regarded for Companies Act purposes as being interested in the Barclays PLC ordinary shares held in them.

Exhibit No.5


Barclays PLC

Application has been made to The UK Listing Authority and the London Stock Exchange for block listings totalling 27,500,000 Ordinary shares of 25p each to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank pari passu with the existing issued shares of the Company.

The Block listings consist of 25,000,000 shares to be issued under the Barclays SAYE Share Option Scheme and 2,500,000 shares to be issued under the Barclays Incentive Share Option Plan.

Copies of this announcement are available from the office of Cazenove & Co. Ltd for the period of 2 business days from the date hereof.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                     BARCLAYS PLC
                                                     (Registrant)

Date: August 02, 2004                           By:   /s/ Simon Pordage
                                                         ----------------------
                                                         Simon Pordage
                                                         Head of Board Support

                                                     BARCLAYS BANK PLC
                                                     (Registrant)


Date: August 02, 2004                            By:   /s/ Simon Pordage
                                                         ----------------------
                                                         Simon Pordage
                                                         Head of Board Support